VIA EDGAR

November 2, 2009

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Power Integrations, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 2, 2009

File No. 0-23441

Dear Mr. Vaughn:

Power Integrations, Inc. (the “Company”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the comments received from the Staff contained in the letter from the Staff, dated October 20, 2009 (the “Comment Letter”), with respect to the Company’s filing listed above.

This letter will confirm that the Company intends to file its written response to the Comment Letter no later than Tuesday, November 17, 2009. If this is not acceptable to the Staff, please contact me at (408) 414-8539.

Sincerely,

/s/ Bill Roeschlein
Bill Roeschlein
Chief Financial Officer and Secretary, Power Integrations, Inc.